[LETTERHEAD OF DRINKER BIDDLE & REATH]

Kimberly K. Rubel
312-569-1133 Direct
kimberly.rubel@dbr.com

January 5, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ada D. Sarmento

Re:    Enstar Group Limited
Amendment No. 1 to Registration Statement on Form S-3
Filed November 13, 2017
File No. 333-220889

Ladies and Gentlemen:

On behalf of Enstar Group Limited (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 22, 2017, relating to Amendment No. 1 to the Company’s above-referenced Registration Statement on Form S-3 (the “Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Registration Statement. All page references in the responses set forth below refer to page numbers in Amendment No. 2 to the Registration Statement filed on the date hereof.

Comment 1:

General

We note your response to our prior comment 1 and reissue in part. As it appears that there are instances where the Series C and Series E non-voting ordinary shares will not convert into ordinary shares when sold in this offering, please include a fixed price at which the Series C and Series E non-voting ordinary shares will be offered by the selling shareholders until such time as a market exists for these securities.

Response:

In lieu of including a fixed price, the Company has added disclosure on the cover of the prospectus stating that, with respect to a transaction in which Series C or Series E non-voting ordinary shares are sold that does not result in the conversion of such securities into ordinary shares, the Company expects the price of such Series C or Series E non-voting ordinary shares to be determined by discounting the market price of the Company’s ordinary voting shares at the time of such transaction. The Company has also added disclosure on the cover of the prospectus advising that (1) Series C and Series E non-voting ordinary shares are subject to restrictions on their convertibility to ordinary shares, (2) in certain circumstances, Series C and Series E non-voting ordinary shares will not convert to ordinary shares upon transfer and (3) Series C and Series E non-voting ordinary shares are not convertible at any time at the option of the holder, but rather only in accordance with their terms, in each case as set forth in the prospectus and the Company’s bye-laws.

Comment 2:

General

We note your response to our prior comment 1 that the board’s power to decline to register a share transfer may be exercised in connection with this offering. Please disclose what the consequences would be to the selling shareholder and the purchaser if the board declines to register the share transfer and how and when the company would notify the selling shareholder and the purchaser of the board's decision.

Response:

The Company has added disclosure on page 16 to address this comment.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (312) 569-1133.

Sincerely,

/s/ Kimberly K. Rubel
Kimberly K. Rubel

cc:    Via E-mail

Audrey Taranto
Enstar Group Limited